SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **July 28, 2008**

SIMON | PROPERTY GROUP, INC.

SIMON PROPERTY GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-14469**	**046268599**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**225 WEST WASHINGTON STREET
INDIANAPOLIS, INDIANA**   **46204**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **317.636.1600**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On July 28, 2008, Simon Property Group, Inc. (the "Registrant") issued a press release containing information on earnings for the quarter ended June 30, 2008 and other matters. A copy of the press release is attached hereto as Exhibit 99.2 and the information in the press release is incorporated by reference into this report.

The press release and Supplemental Information package attached as Exhibit 99.1 use the non-GAAP financial measure of Funds from Operations ("FFO"). The Supplemental Information package also uses the non-GAAP measure of Net Operating Income ("NOI"). The Registrant considers FFO and NOI key measures of its operating performance that are not specifically defined by accounting principles generally accepted in the United States ("GAAP"). The Registrant believes that FFO and NOI are helpful to investors because they are widely recognized measures of the performance of real estate investment trusts ("REITs") and provide relevant bases for comparison among REITs. The Registrant also uses FFO and NOI internally to measure the operating performance of its portfolio. Reconciliations of net income to FFO on an estimated and historical basis are provided on pages 67 and 75 furnished herewith in Exhibit 99.2. Reconciliations of net income to NOI on a historical basis are provided on page 14 furnished herewith in Exhibit 99.1.

The Registrant is furnishing the information contained herein, including Exhibit 99.2, pursuant to Item 2.02 of Form 8-K promulgated by the Securities and Exchange Commission (the "SEC"). This information shall not be deemed to be "filed" with the SEC or incorporated by reference into any other filing with the SEC.

Item 7.01. Regulation FD Disclosure

On July 28, 2008, the Registrant made available additional ownership and operational information concerning the Registrant, Simon Property Group, L.P., and properties owned or managed as of June 30, 2008 in the form of a Supplemental Information package, a copy of which is attached as Exhibit 99.1. The Supplemental Information package is also available upon request as specified therein.

The Registrant is furnishing the information contained herein, including Exhibit 99.1, pursuant to Item 7.01 of Form 8-K promulgated by the SEC. This information shall not be deemed to be "filed" with the SEC or incorporated by reference into any other filing with the SEC.

Item 9.01. Financial Statements and Exhibits

Financial Statements:

None

Exhibits:

Exhibit No.	Description	Page Number in This Filing
99.1	Supplemental Information as of June 30, 2008	5
99.2	Earnings Release for the quarter ended June 30, 2008	64

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 28, 2008

SIMON PROPERTY GROUP, INC.

By: /s/ STEPHEN E. STERRETT

Stephen E. Sterrett,
Executive Vice President and
Chief Financial Officer

SIMON PROPERTY GROUP
Table of Contents
As of June 30, 2008